Filed by Esquire Financial Holdings, Inc.

(Commission File No.: 001-38131)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Esquire Financial Holdings, Inc.

(Commission File No.: 001-38131)

This filing relates to the proposed acquisition of Signature Bancorporation, Inc. (“Signature”) by Esquire Financial Holdings, Inc. (“Esquire”).

On March 12, 2026, Esquire held a conference call to discuss the proposed acquisition. The following is a transcript of the call.

PRESENTATION:

Operator^ Hello and thank you for standing by. (Operator Instructions) At this time, I would like to welcome everyone to the Esquire Financial Holdings, Inc. Acquisition of Signature Bank Corporation, Inc. (Operator Instructions) I would now like to turn the call over to Andrew Sagliocca, Vice Chairman, Chief Executive Officer, and President of Esquire Financial Holdings. Andrew, please go ahead.

Andrew Sagliocca^ Thank you, Tiffany. Thank you, everybody, for joining us this morning for this exciting news. I’d like to start, before we walk through the deck, with just thanking the Signature Board, starting with Len, for his vision and leadership of Signature.

I’d also like to thank the executives over at Signature, Mick, Kevin, and Bryan, and their entire senior management team and employees, for all their hard work over 20 years in building what is a premier commercial banking franchise.

I’d also like to thank my board, Tony, and all the board members for their trust in us. I’d like to thank the management team on my side, from the executives through senior management, for all their hard work over the last several weeks and months to shepherd this deal.

I will also include Mick and his team in that.

Thank you, to all my employees, because without both our sets of employees, we aren’t where we are today. And last but not least, I’d like to thank all the professionals, Piper Sandler, Luse Gorman on the Esquire side, and on the Signature side, Raymond James and Enterprise [ph], for their hard work and focus in shepherding this deal to the finish line.

If we look now to the presentation, I’m going to start on page four, Transaction Highlights. This transaction, as you can all see, for those of you online, is strategically compelling. Signature is a premier Chicago commercial banking franchise, as well as throughout the Midwest.

They are in the third largest MSA in the country, that being the city of Chicago, up there with New York City and LA.

The Chicago market, from our data and our understanding, is a leading growth engine for our national litigation vertical, along with a leading growth engine for Signature’s commercial growth today and including tomorrow.

We believe the transaction enhances our scale, resources, and balance sheet and diversifies us so that we can continue to accelerate growth in the Midwest and nationwide.

And it also strategically diversifies our balance sheet, on the Esquire side and allows us to continue to accelerate our growth in what I believe is a very highly valued litigation vertical that we run and focused on, and also allowed us to deploy excess capital in the transaction in the mid to high teams, IRR without raising any associated capital with the deal.

It’s an excellent corporate fit Signature like us was founded in 2006. It was built from an idea from the ground up. They share the same relationship based operating philosophies as us. And key to the transaction is not only the top three executives, contractually entering into employment contracts, but more importantly having the desire and the vision to want to lead the Chicago and Midwest franchise, and oversee the commercial business.

And last, but not least, they focus as we do on very strong commercial relationship banking, across their lending and deposit base.

We believe it’s a very low risk merger, with limited disruption to our clients.

It’s an out of market acquisition; it’s in Chicago we’re in New York. Signature will be run as a division of Esquire, keep the Signature name and in our modeling assumptions, we assume the minimal, very minimal cost savings, only 5%, most of which is technology synergies from consolidating the back office.

I will continue to be the Vice Chairman and CEO, and the President of the company, and myself and my senior management team have fairly extensive background in M&A, even though at Esquire, this will be our 1st MNA transaction. And last, but not least, it combines two very experienced and focused management teams.

Finally, the deal is financially attractive. It doubles the size of both franchises, adding resources in a very enviable market that being the Chicago market. And from a deal perspective, we see this as 23% accretive to our 2027 earnings per share, and 11% accretive to our tangible book value. Without raising capital, it maintains very strong capital ratios, again with no associated capital raise to the combined company.

On Page 5, an overview of Signature is quite impressive.

As I said, they were founded the same time we were, 2006.

The board and executive team, Mick and Kevin and Bryan, have been relationship focused and have created a great franchise in the Chicago market area. The target market is middle market.

They run a high touch commercial banking model, similar to what we do.

They are $2 billion in size today. Again I’m going to sound like a broken record, similar to us, and they are without a doubt best in class running one of the nation’s highest performing community banks.

The metrics stand for themselves. A $2 billion bank with $1.3 billion in loans, a small CRE concentration of 161%, a strong loan-to-deposit ratio of 74%, an industry-leading NIM of 413%, industry-leading efficiency ratio of 41%. They carry excess capital, as we do, with a leverage ratio of 12%, and generate industry-leading returns with a 185% return on average assets and just shy of a 20% return on average tangible common equity.

Their compounded annual growth rate has been 13% over the last several years. They have a lot of dry powder for organic growth. Their charge-offs are minimal over their historic period from ‘16 forward. They have a very enviable non-interest bearing deposit base at 35% with a cost of funds of 142. Very impressive franchise, easily top 10% if not top 5% in performance in the country.

Page six walks you through the transaction summary. Structure & Consideration, it’s 100% common stock. The exchange ratio is 2.63 of Esquire shares for each Signature share with a high range of 2.8x and a low range of 2.5x based on the net sale proceeds or value of the Schedule A Loans that I will explain.

At 2.63x exchange ratio, 2.63 shares of Esquire for every one share of Signature. They will own 28% of the combined company with our shareholders owning 72%. The equivalent price for Signature per share is $260. The aggregate transaction value is just shy of $350 million with a strong price to tangible book, a strong price to long-term EPS, and a pay-to-trade ratio of 52%.

From a Board of Directors standpoint and Management and Branding, we are thrilled to welcome Len, Signature’s current Chairman of the board, to our board, and Mick, Signature’s Founder, Board Member, CEO, and President to our board.

Mick and Bryan and Kevin, the three executives of Signature, will remain at the combined company and run the Midwest and Chicago division. They have entered into new employment agreements with Esquire and also have a lockup agreement with Esquire.

I view that as secondary. Mick and Bryan and Kevin are wildly motivated to put these two companies together and continue on this growth and performance trajectory for all our stakeholders.

We are all of similar age and have a lot of energy left to really take this institution to the next level.

Signature brand will remain after closing and Signature will be branded as Signature a division of Esquire Bank. Typical, this is subject to Esquire and Signature shareholder approval along with regulatory approval.

We expect this to close in the third quarter of 2026.

On the next page, Page 7, this to me is a very simple explanation of what we negotiated and spent a lot of time on, which we call Schedule A Loans. There are four Schedule A Loans for $70 million that are criticized.

Depending on the value that they are liquidated at, will not only create an associated loss on those loans, but also the exchange ratio will range between 280 and 250.

So we’re looking at a 263 exchange ratio, which assumes a 50% recovery rate on the assets.

We believe that the Signature team will get better execution than that, as the execution increases all the way up to par, so does the exchange ratio.

So they go from 2.63 exchange to a 2.8 exchange.

Obviously if it’s less than, there is a floor of 2.50.

I think this page is pretty simple. Why?

Because it shows at the high range of 2.80, the mid-range of 2.63 and the low range of 2.50, the metrics are commensurate across the board. They’re not identical, but pick tangible book value accretion for instance.

It ranges between 8% and 15%. If you look at EPS accretion, it ranges between 25% and 20%. If you look at capital, the impact is minimal.

We go to the next page on Page 8. For those who know us and cover us and invest in us that we’ve spoken to in the past, myself and Eric Bader and Michael Lacapri, as we speak to our investors and our analysts, have been telling them this story for the last several years.

We believe that Signature fits our acquisition criteria for the deployment of our excess capital.

So the chart is pretty compelling.

We were looking for a commercially focused institution. They are a $2 billion institution, commercially focused in middle market C&I lending.

We were looking for a strategically located, highly desirable metro market for our litigation vertical. They are headquartered in Chicago. Not only is it the third largest metro area, but it’s the fourth largest for law firms in the country and the third largest for plaintiff law firms in the country right behind New York and LA.

It diversifies Esquire lending and funding source.

As we blend these two companies together that are complimentary, it takes Esquire’s litigation concentration on the loan and deposit side from 70% plus to just under 50%.

It allows us to continue to accelerate that growth and it also diversifies Signatures balance sheet from the Chicago Midwest region and middle market to another vertical that they understand and execute on, but the growth potential for them is tremendous, which Signature is up after the acquisition closes.

Have a very strong credit culture and associated relationship banking. That was another box we wanted to check. They were branch light, that’s the fifth box. They run at a 42% efficiency ratio and only operate three branches because like us they leverage technology, specifically commercial cash management technology to service their middle market area.

And last, but certainly not least, we were looking for a highly profitable institution with a strong margin, strong efficiency and a really good ROA and ROE and Signature checks every box. A 185 return on assets, a 20% return on equity, a 413 margin and a 42% efficiency ratio. If you would have asked me if we could have checked all the boxes a year ago, I would have said no, but Signature checks all those boxes and more.

On Page 9, the Chicago market is certainly an attractive market for the demographics. It’s the third most populous in the country. It’s one of the most diversified economies. It is business friendly with elite talent and central access to global markets.

It’s a significant opportunity for a relationship focused bank like Signature and Esquire.

I won’t bore you with the population or the gross GDP and the like. I’m sure everybody can review that, but it also has an above average median household income and household growth rates.

Page 10 looks complicated, it’s not, it’s very simple.

Our commercial litigation vertical is extremely important to us and our investors and our clients and the Chicago opportunity provides us with leverage to scale our platform with the direct help and assistance of Mick and Kevin and Bryan and their management team and their employees.

As I said, it’s a premier market, fourth largest for law firms, third largest for contingency fee law firms.

We validated that our products are a market fit.

We just have a lot more leverage in that market in front of us than we do behind us.

The geographic density of the law firms just in the downtown area is well over 1000 law firms.

So, if you look to the right of this chart, you’ll see that the top cities by population and law firm are New York, LA and Chicago.

We also have Houston and Phoenix, San Antonio, Philadelphia, San Diego, Dallas, and Fort Worth, Texas, all in there.

We’ve highlighted Chicago, not because that’s where Signature Bank is located, that’s obvious. We’ve highlighted Chicago because out of the third most populous city and fourth for law firms and third for litigation law firms, we do not do a good job.

We are number 11 as far as a penetration ranking.

So all that means is there is a lot of upside in that market for us.

So if we look at comparable market share or potential upside, Houston, we’re at about 2%, New York, we’re at about 7% penetration. If we can match Houston, that’s 2.2x growth. If we can aspire to match New York, which is our backyard where we started the bank, there’s 7.7x growth potential. That’s a lot of growth potential.

We go to Page 11. Again I’m going to spend a little time here, but not reading the graphs. Litigation vertical has grown about 32% over five years. That’s our compounded annual growth rate over five years. The deposits in that vertical have grown 25% over five years.

When we look at that and compare it to our client relationships that have been with us four or more years, those clients in and of themselves, by us deploying our credit facilities and allowing the law firms to invest in and grow their business, have grown with us over those four years, 15% on the loan side and 30% on the deposit side.

That is tremendous client growth for those law firms that use our facilities as capital to invest in and grow their business. That is growth without bringing in a new client.

Since Chicago is a market that is underserved by Esquire, when we couple those two together, we believe there’s tremendous upside opportunity because of those two factors.

If we go to Page 12, we’re going to expand the dynamic and diverse operating model into these markets, markets being New York, Florida, LA, Chicago. That’s where we have locations and people.

So we have two offices, a branch and a headquarter here in New York.

We have an admin office in Boca Raton, Florida.

We will have an admin office in two branches in Rosemont, Illinois and Chicago, Illinois.

We just opened a branch in LA to support not only our existing client base, but to support growth.

So we go to seven offices.

We are FinTech focused nationwide in both our litigation and payments vertical.

We nearly double our dedicated professionals to 250, which means we have a lot more resources at our disposal to grow our franchise, what I believe is that industry leading growth rates.

It will create a premier and differentiated pro forma franchise.

$4.8 billion in assets, $3.3 billion in loans, $4.1 billion in deposits, a 2% return on assets, an 18% return on equity, and a 46% efficiency ratio. And further back, I believe our pro forma NIM says something to the effect of 5.25%, but we will get there.

Page 13 lays out Esquire’s loan and deposit, and Signature’s loan and deposit diversification, and also the pro forma combined.

So the highlight here, again is simple.

Our litigation vertical is about 67%, or $1.2 billion of our loans, and about 77%, or $1.6 billion of our deposits.

When we combine that with a very, very enviable Signature model, which is commercial focused and generates a significant net interest margin. Since their not interest bearing deposits are 35%, and their cost of funds are 142, and their net interest margin is an industry leading 413.

The pro forma combined company, as I see it, allows the combined franchise not only to leverage continued growth with a commercial focus, but allows us to exponentially grow our litigation platform with the help of our business partners and friends in Chicago, where we are currently underserving that market.

On Page 14, the deal is financially and strategically compelling.

As I said earlier, it’s double digit earnings per share and tangible book value accretion, 23% on 2027 earnings per share accretion, and 11% accretive to tangible book value at closing.

The 2027 profitability ratios, because the strength on strength of the combined entity is a 2% ROA, and 18% ROE, a 5.25% net interest margin, and a 46% efficiency ratio. Because this combined franchise will generate a significant amount of capital, the pro forma capital ratios at closing are well in excess of regulatory minimums, but we also rapidly generate internal capital from earnings.

Again it allows us to expand in a very attractive Chicago market. It allows Signature to leverage our platform also and adds to their client service. It adds significant scale, and it has an outstanding funding profile with low-cost core deposits.

On Page 15, the last page of the slide, we and Signature both conducted comprehensive due diligence on both companies. I won’t read what’s here.

We reviewed every area and they reviewed every area of our institution.

Most important to any institution is our credit and credit review process and credit administration process.

We did a bottoms-up credit file review where we covered 87% of loans greater than $1 million and 75% of all loans. That’s a significant coverage level from a bottoms-up.

We also did a top-down interest rate stress test on their commercial and C&I. I mean their C&I and commercial real-estate books and any loans identified in that stress test were looked at and reviewed, if not reviewed in the bottoms-up.

We also reviewed Signature’s underwriting in credit culture and it clearly matches ours. They are very credit focused. With that said, those the conclusion of my remarks and I’d like to open it up to the audience for any questions.

Operator^ (Operator Instructions)

We will pause for just a moment to compile the Q-&- roster. Your first question comes from the line of Justin Crowley with Piper Sandler. Please go ahead.

Justin Crowley^ Hi. Good morning, guys.

Andrew Sagliocca^ Morning, Justin. Thank you.

Justin Crowley^ Of course congrats. A lot of common ground here between the two franchises you laid out and not the least of which being the litigation business. I know it’s quite a bit smaller for Signature, but wondering if you could talk through a bit what that vertical looks like for them in terms of the client makeup?

How it’s similar or even not similar to Esquire?

Then also just their underwriting process?

I know you guys have a unique and tailored process there.

So, how would you compare the two?

Andrew Sagliocca^ Excellent question, Justin. From just a concentration standpoint, Signature has about 16% of their deposit base in what we deem litigation deposits. They’re primarily contingency plaintiff law firm, IOTA, escrow and operating accounts.

They have a much smaller percentage, 2.5% in litigation loans.

But Mick and his team clearly understand this vertical. They clearly understand the value of the plaintiff law firm market and the peripheral businesses. Things like claims administrators and third party administrators that manage and pay out on mass torts and class actions.

They have a focus on lending. I think hopefully and humbly, that’s where we can be a little more helpful overlaying our credit underwriting and admin process and years of experience onto their platform and their management and their lending staff.

So they understand it, they get it. We’re not smarter than them. Maybe we’re a little wiser after doing this every day for 20 years.

We certainly have a little more experience with it.

But they get it, they clearly get it. They get the upside. They get the focus.

They understand it.

And most importantly, they’ve been in the Chicago market and in the Midwest market their entire careers. Mick is about my age, a little bit younger and maybe a little more handsome too. And at the end of the day he understands and his team understands commercial lending. And law firm lending is commercial lending.

Justin Crowley^ Okay that’s helpful.

Then as far as, I mean you folks have always been pretty clear on your overall growth targets. How does that look with the combined balance sheet?

Then also looking specifically at that litigation vertical, I think in the past, you guys have talked about 30% to 40% range.

Is that still a reasonable way to think about growth in that vertical?

Andrew Sagliocca^ Yes.

So we see our growth in the high teens. I know you have us pretty near to 20% growth for this year. Mick and his team have clearly demonstrated their ability to grow their franchise.

The low teens, let’s call it conservatively, high single digits recently.

You put those two together at a high level. And at a minimum, you’re growing at 15% in round numbers, before you begin to leverage a litigation vertical and not only a litigation vertical, but the scale and resources of both entities together, along with the scale of a larger balance sheet and more capital.

And specifically, when we look at the litigation vertical, growth has accelerated for us over the last several years.

It’s not by chance. three years ago, 3.5 years ago, we went out and hired regional business development officers in key cities to help grow this vertical.

Why did we do that?

Because we built a digital CRM platform and database with all the law firms in the country and took that and started to do digital marketing across the country to all these law firms, of which there’s about 50,000 of them in the country that are plaintiff focused.

So this crescendo has built to a platform that over the past two years, grows somewhere between 30% and 40% pre-pro forma merger of Signature.

We see that to continue to grow at that pace, God willing, maybe accelerate.

We see the model clearly working, the model being a digital marketing platform coupled with boots on the ground in major cities, along with tripling our presence at state and national and local trial association events, so that we can see our clients and prospective clients face-to-face at their events, along with our, what I would consider a thought leadership on lawyer IQ, which clearly demonstrates to the litigation marketing community that we get what they do and we care what they do.

So yes, I see growth continuing and I see concentration or diversification in the litigation vertical increasing over time.

Justin Crowley^ Okay that’s helpful.

Then, as far as the shifting gears, I guess a little just as far as the loan dispositions, you seem pretty well protected there just given the variable consideration.

But can you give a little more detail on what those assets look like?

Then, from what you gathered through diligence, how you get confident that exposure there, or really anywhere else is ring fence around this pool of loans.

Andrew Sagliocca^ Sure, so the number $70 million, it’s in the deck. It’s only a couple of loans four loans, that’s very easy to get your arms around. Signature did an outstanding job on collateral. There’s a lot of collateral in these loans, and there’s a lot of value in the collateral.

They’ve already engaged a third party broker, with extensive experience in the Chicago market. The process for them is going very well.

If I were a betting man, and I am, I would bet on Mick and Bryan and Kevin to resolve these and get them done before the deal closes.

I see them as executing well on these credits.

Other than the Board of Signature and the Executives of Signature, their biggest fan, for resolving this as close to par as possible is me.

Justin Crowley^ Okay. Great. I will leave it there. Really appreciate the time this morning.

Andrew Sagliocca^ Thank you, Justin.

Operator^ Your next question comes from the line of Tim Switzer with KBW. Please go ahead.

Tim Switzer^ Hi. Good morning guys. Congrats on the deal. Thanks for taking my questions.

Andrew Sagliocca^ Thank you, Tim. Good to talk to you this morning.

Tim Switzer^ Yes. I appreciate all the color you’ve already provided on it. The opportunity here.

But with the market share growth opportunity in Chicago, can you quantify that in terms of like, loan balances?

And what would have been the challenges in this market for Esquire so far?

Andrew Sagliocca^ Great question.

Our challenge is relationships, which the three executives on the other end of the line that are my business partners and our business partners. Mick and Kevin and Bryan spent their entire career in the market doing relationship banking on the commercial side.

They know the who’s who in the market. They are very plugged in. They know the commercial business as well. They know the law firm market very well.

Our failure is their success, and when we put the two companies together, we see tremendous upside in that market.

When your choices as a banker, and a lender, and a business development person are a vertical that is double, the spread and the return of a normal commercial lending and depository relationship, it’s pretty easy for us as bankers to focus in and hone in on that and make it a priority.

These projections that you have here at 23% accretion assume no revenue synergies that we’re going to get out of the Chicago market and Midwest market. They are taking, as you probably know, but I’ll say it, these are taking our projections that you have, because we’re a public company, and our projections of Signature and putting them together as is.

As is, with no revenue enhancements, this is 23% accretive to 2020 earnings per share.

Tim Switzer^ Yes, that’s very helpful. In Signature, it looks to have a pretty strong deposit portfolio. Can you provide some color on what is the average depositor?

What does the customer base look like there?

How sticky is it?

What’s the average account size?

Things like that.

Andrew Sagliocca^ I’m going to give you the same answer I gave you about us when Covid hit. Covid hit, they are by definition a community bank. They’re under $2 billion, so was I. We’re probably the same size at the same time when Covid hit.

They have commercial customers, so they have deposit concentration just like we do. It’s not a consumer bank. They had basically no customer runoff just like us.

They are relationship-focused bankers. Their deposit base is extremely sticky. Their customers stay with them through thick and thin, including Covid, and a lot of their larger deposit customers are borrowers of theirs for full relationship banking, and or shareholders of theirs, and the like.

So they have -- I think we’ve done a really good job over our 20-year history, servicing our clients and making sure they have access to not only key decision-makers, but the executives at the company at a drop of a hat.

And I would say that Mick and his team have done exactly the same even though we didn’t know each other.

Tim Switzer^ Interesting.

Okay and then how large of a bank can your infrastructure currently support?

Are there any investments needed on the tech side or the core?

Then on the core, what is the conversion planned, and are you guys on the same provider’s products?

Andrew Sagliocca^ I’ll start with the last question.

We are on Fiserv, no pun intended, Fiserv Signature, the old CVS [ph] commercial banking platform. They are on Jack Henry.

We are going to, at this point, our plan is to convert, I don’t see any impediment to it, Jack Henry to Signature.

Signature, Fiserv, Signature Banking Platform is a strong commercial banking platform, and really serves us well for our main vertical, which is IOTA deposits for law firms across 40 states that we’re authorized to take it in, and about 30 odd states that we do take deposits in.

That’s a good reason for choosing that platform.

We see the core conversion optimistically late 2026, realistically first quarter of ‘27. And no, I think both companies have done a really good job on infrastructure and people.

Ironically, when we and senior management groups met several weeks back in Chicago, they are as focused and as proud of what they built over 20 years as we are. They have great people with a great focus.

They act as business owners and partners to their company. They don’t act as employees. Most of them have been there the entire 20 years. They are bringing great talent and employee base to our company.

We are bringing a great talent base and business partners to their company.

The key employees and more really care about what we are doing and treat this much more like a business they own than like an employee clipping a paycheck and going home after an eight-hour day.

Tim Switzer^ Good to hear.

Okay. Then last question for me. I hate to ask this on the day of the deal announcement, but. I mean previously you guys have been holding some excess capital, for an M&A deal. After you close, you’re going to continue to have excess capital and the pro forma projections looks like that capital should build thereafter.

So I mean what are the plans for this?

You know, is it dividends, buybacks, maybe more M&A. Are you able to use it for accelerating growth?

How should we think about that?

Andrew Sagliocca^ So I think we have excess capital too, but everybody should pay attention to the total risk based capital, not the leverage ratio. Most people focus on leverage, which is generally speaking capital to assets and everyone sees excess.

But we are two commercial banking franchises.

Our risk adjusted assets, commercial assets are a 100% risk weight is what everybody should focus on and that’s what you should keep your eye on, and we will continue both franchises to leverage our commercial focus.

So, that will be the critical ratio to keep the eye on.

What do we plan on doing?

We plan on having a drink at the end of today to start. Then we plan on focusing on getting approvals, which are regulatory filings and SEC filings. Getting our proxy done for our shareholders, getting our S4 effective, getting the deal closed.

Along the way planning for interim processing, along the way planning for conversion and then along the way longer than conversion, planning on making sure our cultures are intimately aligned because that’s how we’re going to significantly outperform the banking market by any metric.

What’s next, that’s a mouthful and a plate full and more so we can talk about what’s next and raising capital maybe after we close the deal.

But I do appreciate your question. I do take it as a compliment, Tim, thank you.

Tim Switzer^ Of course thank you for taking all my questions, Andrew.

Andrew Sagliocca^ Absolutely, thank you.

Operator^ Your next question comes from the line of Steve Moss with Raymond James. Please go ahead.

Steve Moss^ Good morning, and congratulations on the transaction.

Andrew Sagliocca^ Thank you, Steve. Good morning, to you, thank you.

Steve Moss^ Maybe just my first question here, kind of curious, just in terms of how Signature operates in terms of the types of commercial loans they do. How much -- is there some specialization on their lending side?

Is there an SBA component?

Just any color you can give there.

Andrew Sagliocca^ Yes. I mean I would describe it the way Mick described it to me when I first met him, and the way he continues to describe it. Since we’ve known each other probably about a year or so and spent some time together.

They are very C&I focused, I know you know that, and commercial focused and owner-occupied CRE [ph] focused. I wouldn’t characterize it, well, if you can compare and contrast the two franchises, we are very focused in the litigation vertical, as you well know.

We are therefore concentrated. I don’t think that’s a problem, but we are concentrated also.

Their middle market focus across their client base is relationship focus.

My best example to you is from my bank. If I go out and I want to do a local piece of commercial real-estate, specifically multifamily, it’s a commodity in our market. For my size, it doesn’t really come with deposits, and therefore it’s a one-sided loan, right. I get to book a loan and figure out how the hell I’m going to fund it.

Signature does what we do, but they do it in the small business, middle market area. They are looking for relationships with commercial entities that throw off strong cash flow and strong debt service and bring good, solid commercial operating accounts to the platform.

It’s not that I don’t have an answer, but they don’t have a specific niche, if that’s what you’re asking me, like we did.

Steve Moss^ Okay that’s exactly what I’m getting at. I appreciate that there.

Then maybe…

Andrew Sagliocca^ Steve, I also -- Steve, I don’t mean to interrupt. I’m sorry. I also think that’s wildly valuable for the combined franchise, not for diversity just from litigation, but for diversity.

We at Esquire can learn a tremendous amount from the Signature executives and lending team. Whether they are better middle market lenders than us doesn’t matter. They absolutely do a better job than us in middle market commercial banking lending.

I think we can both leverage and learn from each other and in a positive way exploit what we do. When I say we, I mean both companies, not only in the Chicago market, but what they do in the New York market and in the California market and in the Florida market as we get to know each other and really put these franchises together.

Steve Moss^ Right, no, appreciate that color there.

Then just curious here in terms of the Schedule A Loan, I heard you say that they’re well secured by real-estate. Just kind of curious if you give us any type of industry they’re with, or just kind of like, what caused the issues there?

Andrew Sagliocca^ No, they’re commercial real-estate secured.

The problem every banker has with any loan is simple; it’s cash flow that’s it. If I have a problem with a law loan, its cash flow related. If you have a problem with a straightforward commercial loan, it’s cash flow related. If a homeowner can’t pay on their residential mortgage, its cash flow related. If you can’t pay your credit card loan, its cash flow related.

So any problem loan boils down to simple cash flow. All right, and when there’s not enough cash flow to service the debt, any one of us, not Signature, any one of us can wind up with a loan that we need to put on either non-accrual or risk rated, a certain way that then we need to resolve and work out. The strength of these loans are the strong collateral base.

Steve Moss^ Right?

Okay appreciate that there. That’s helpful as well.

Then just in terms of, as you’re thinking about the growth here, going forward, obviously a larger balance sheet on the combined basis, I’m assuming a lot of business as usual, but does this mean maybe, on the litigation side, you could add more larger litigation loans.

I know you have your partnership out there, but just kind of curious we kind of seem to end at that, I just dive in that a little deeper.

Andrew Sagliocca^ Sure, so, as you know, you’ve been following us for a while.

We didn’t get to 70%, 70% plus overnight, it grew to that point. Growth is accelerated significantly. The way we look at this is that we can expand not only in the Chicago Midwest market with the direct impact of Signature Bank and more importantly than the banks, the people and their experience and their knowledge of the market, which is invaluable.

But we can expand our business development presence in other markets and/or add business development teams around the areas where we’ve hired business development officers.

So in order to continue in a positive way to exploit this vertical and grow and selfishly, yes, great returns, unselfishly, the slide clearly shows it in the deck.

We are actually helping law firms invest in their companies and grow their companies, which helps their clients, which are injured claimants.

So I won’t get on my soapbox like I do sometimes, I’ll stop there.

But this market is still underserved, immature, has a tremendous amount of room for growth.

We at Esquire live it and breathe it every day. It is our focus and a larger balance sheet, more capital, more resources and people and technology.

More focus around business development, whether it’s individuals or teams or both, coupled with the Midwest and the Chicago market. You put all this together and we hope we’re right. I certainly pray and cross my fingers that we’re right.

But we believe that we can accelerate growth into this market with the help of our friends at Signature and their franchise, where there is a lot more runway in front of us for that growth than if we do it on our own.

We can do this on our own.

We can continue to grow. It won’t be at the pace I think we can grow at the combined entity. It won’t be the immediate impact of the resources. And at some point, 70% becomes 80%, and 80% becomes 90%. And at some point, someone, I don’t know who, investors, regulators, board members, rightly so, start to, instead of complimenting us on our vertical and concentration, start to criticize us, right.

Our job is to be years ahead of that criticism.

Steve Moss^ Right. I hear you. I appreciate all the calling here, Andrew. Thank you very much, and congratulations on the deal again.

Andrew Sagliocca^ Thank you, Steve.

Operator^ That concludes our question-and-answer session. I will now turn the call back over to Andrew Sagliocca for closing remarks.

Andrew Sagliocca^ Well I want to thank everybody for joining us today and giving us their valuable time. Again I’ll end on this note. The combined entity, a premier national banking franchise will be approximately $4.8 billion in assets.

I believe it’s a best-in-class management team on a combined basis. I believe it allows both companies to leverage their brand and their wisdom in what they do and complement each other on their commercial banking operations, and we can learn from each other.

It certainly unites two highly talented management teams. It allows us for expansion in the Chicago market, scale, diversification, industry-leading profitability, accelerated shareholder value creation.

I’ll end with a piece of Mick’s quote, which says, as we celebrate, I’ll say our 20th Anniversary since we’re both on it, this merger will provide our shareholders with enhanced liquidity and opportunity to create greater value in the years ahead.

That goes for both shareholders, not just Mick’s.

We want to welcome Len and Mick to the board, and we absolutely want to welcome Mick and Bryan and Kevin, their management team and their employees to the combined entity.

I think onwards and upwards, and the sky’s the limit for us. Thank you, everybody.

Operator^ Ladies and gentlemen. this concludes today’s call. Thank you, all for joining. You may now disconnect.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Esquire Financial Holdings, Inc. (“Esquire”) and Signature Bancorporation, Inc. (“Signature”) regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Esquire and Signature do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Esquire and Signature. Such statements are based upon the current beliefs and expectations of the management of Esquire and Signature and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Esquire and Signature; the outcome of any legal proceedings that may be instituted against Esquire or Signature; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company); the ability of Esquire and Signature to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of Esquire; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Esquire and Signature do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Signature’s operations and those of Esquire; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Esquire’s and Signature’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Esquire’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Esquire and Signature to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Esquire and Signature; and the other factors discussed in the “Risk Factors” section of Esquire’s Annual Report on Form 10-K for the year ended December 31, 2024, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Esquire’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and other reports Esquire files with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Esquire will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Esquire and Signature, which also constitutes a prospectus of Esquire, that will be sent to stockholders of Esquire and shareholders of Signature seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF ESQUIRE AND SIGNATURE AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESQUIRE, SIGNATURE AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Esquire and Signature, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Esquire will be made available free of charge in the “Company” section of Esquire’s website, www.esquirebank.com, under the heading “Investor Relations.”

Participants in Solicitation

Esquire, Signature, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Esquire’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 30, 2025, and certain other documents filed by Esquire with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.